UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 1

Under the Securities Exchange Act of 1934

Tallgrass Energy Partners, LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

874697 105

(CUSIP Number)

George E. Rider

6640 West 143rd Street, Suite 200, Overland Park, Kansas 66223

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Operations, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,700,000 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,700,000 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Tallgrass Operations, LLC is the record owner of the 9,700,000 common units (“Common Units”) representing limited partner interests and is also the record owner of 16,200,000 subordinated units (“Subordinated Units”) representing limited partner interests, which may be converted into Common Units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the Amended & Restated Agreement of Limited Partnership of the Issuer, which is incorporated herein by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 17, 2013.
**	Based on the number of Common Units (24,300,000) issued and outstanding as of June 12, 2013.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Development, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,700,000 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,700,000 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Solely in its capacity as the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (24,300,000) issued and outstanding as of June 12, 2013.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass Development GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,700,000 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,700,000 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of Tallgrass Development, LP, the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (24,300,000) issued and outstanding as of June 12, 2013.

CUSIP No. 874697 105

1	NAMES OF REPORTING PERSONS Tallgrass GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,700,000 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,700,000 common units*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 39.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as the sole member of Tallgrass Development GP, LLC, the general partner of Tallgrass Development, LP, which is the sole member of Tallgrass Operations, LLC. Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the sole member of Tallgrass Development GP, LLC, the general partner of Tallgrass Development, LP, which is the sole member of Tallgrass Operations, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 3, 4 and 5.
**	Based on the number of Common Units (24,300,000) issued and outstanding as of June 12, 2013.

This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on May 28, 2013 (as amended, this “Schedule 13D”). This Amendment No. 1 relates to common units representing limited partner interests (“Common Units”) in Tallgrass Energy Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included herein, and each such amended item that is included in this Amendment No. 1 is restated in its entirety as amended hereby.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Issuer was formed on February 6, 2013 as a Delaware limited partnership to conduct any business activity that is approved by Tallgrass MLP GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and that lawfully may be conducted by a limited partnership organized under Delaware law. The General Partner has no current plans to cause the Issuer to engage in activities other than the ownership and operation of midstream energy assets. Upon the formation of the Issuer, Tallgrass Operations, as the organizational limited partner, and the General Partner contributed $980 and $20, respectively, to the Issuer.

At the closing of the Issuer’s initial public offering on May 17, 2013 (the “Offering”) the following transaction, among others, occurred: The Issuer issued to Tallgrass Operations 9,292,500 Common Units and 16,200,000 Subordinated Units, representing an aggregate 62.3% partnership interest in the Issuer (based on the aggregate number of Common Units, Subordinated Units and General Partner Units of the Issuer outstanding as of May 17, 2013) as of such time pursuant to a Contribution, Conveyance and Assumption Agreement, dated May 17, 2013, by and among the Issuer, the General Partner, Tallgrass Development, Tallgrass Development GP, Tallgrass GP Holdings, Tallgrass Operations, Tallgrass Interstate Gas Transmission, LLC, a Colorado limited liability company, Tallgrass Midstream, LLC, a Delaware limited liability company and Tallgrass MLP Operations, LLC, a Delaware limited liability company.

Upon the termination of the subordination period as set forth in the Issuer’s Amended & Restated Agreement of Limited Partnership (the “Partnership Agreement”), the subordinated units are convertible into Common units on a one-for-one basis.

On May 17, 2013, certain Covered Individuals acquired with personal funds beneficial ownership of Common Units through the Issuer’s directed unit program at the initial public offering price of $21.50 per unit, as set forth in Item 5(a).

In connection with the Offering, pursuant to that certain Underwriting Agreement, dated May 13, 2013 (the “Underwriting Agreement”), by and among Barclays Capital Inc. and Citigroup Global Markets Inc., as representatives of the underwriters named therein (the “Underwriters”), and Tallgrass Development, the General Partner and the Issuer, the Issuer granted to the Underwriters an option to purchase up to 1,957,500 Common Units, in addition to the Common Units sold in the Offering, for a period of 30 days after the date of the Underwriting Agreement (the “Over-Allotment Option”). The Underwriters partially exercised the Over-Allotment Option with respect to 1,550,000 Common Units on May 17, 2013. The Over-Allotment Option expired on June 12, 2013, and the remaining 407,500 Common Units were issued to Tallgrass Operations pursuant to the terms of the Underwriting Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Tallgrass Operations is the record and beneficial owner of 9,700,000 Common Units, which based on there being 24,300,000 Common Units outstanding as of June 12, 2013, represents 39.9% of the outstanding Common Units of the Issuer. Tallgrass Operations is also the record and beneficial owner of 16,200,000 Subordinated Units, which represent all of the outstanding Subordinated Units as of June 12, 2013. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

Tallgrass Development does not directly own any Common Units of the Issuer; however, as the sole member of Tallgrass Operations, it may be deemed to beneficially own the 9,700,000 Common Units held of record by Tallgrass Operations, which represents approximately 39.9% of the outstanding Common Units of the Issuer. Tallgrass Development may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations, which represent all of the Subordinated Units as of June 12, 2013. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

Tallgrass Development GP does not directly own any Common Units of the Issuer. Tallgrass Development GP is the general partner of Tallgrass Development. Tallgrass Development is the sole member of Tallgrass Operations. As such, Tallgrass Development GP may be deemed to beneficially own the 9,700,000 Common Units held of record by Tallgrass Operations, which represents approximately 39.9% of the outstanding Common Units of the Issuer. Tallgrass Development GP may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations, which represent all of the Subordinated Units as of June 12, 2013. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

Tallgrass GP Holdings does not directly own any Common Units of the Issuer. Tallgrass GP Holdings is the sole member of Tallgrass Development GP. Tallgrass Development GP is the general partner of Tallgrass Development. Tallgrass Development is the sole member of Tallgrass Operations. As such, Tallgrass GP Holdings may be deemed to beneficially own the 9,700,000 Common Units held of record by Tallgrass Operations, which represents approximately 39.9% of the outstanding Common Units of the Issuer. Tallgrass Development may also be deemed to beneficially own the 16,200,000 Subordinated Units held of record by Tallgrass Operations, which represent all of the Subordinated Units as of June 12, 2013. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Common Units Beneficially Owned Subject to Vesting***	Percentage of Class Beneficially Owned
David G. Dehaemers, Jr.**	150,000	—	*
William R. Moler	—	50,000	*
Gary J. Brauchle	7,000	50,000	*
George E. Rider	2,500	50,000	*
Richard L. Bullock	4,500	27,500	*
John T. Raymond	100,000	—	*
Jeffrey A. Ball	20,000	—	*

*	Less than 1% of the class beneficially owned.
**	Mr. Dehaemers indirectly owns the shares through the David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006, to which Mr. Dehaemers serves as Trustee.
***	One-third of the Common Units vest on the later to occur of the date that the Pony Express Crude Oil Pipeline is initially placed into commercial service by Tallgrass Pony Express Pipeline, LLC (the “In-Service Date”) or May 13, 2015. The remaining two-thirds of the Common Units vest on the later to occur of the In-Service Date or May 13, 2017.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Tallgrass Operations, solely with respect to its direct holdings of the Common Units) that it is the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Tallgrass Operations, solely with respect to its direct holdings of the Common Units) except to the extent of such Reporting Person’s pecuniary interest, if any, in the Common Units.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Common Units reported for him in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Units since the filing of the original Schedule 13D.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 11, 2013.

TALLGRASS GP HOLDINGS, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS DEVELOPMENT GP, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS DEVELOPMENT, LP

By:	Tallgrass Development GP, LLC, its general partner

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary

TALLGRASS OPERATIONS, LLC

By:	/s/ George E. Rider
George E. Rider
Executive Vice President, General Counsel and Secretary